Filed by South State Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company:  Southeastern Bank Financial Corporation

Commission File No.:  000-24172

June 17, 2016

South State Employee Email from Robert Hill

To: The South State Team

Our company is taking an exciting step forward today. I am pleased to let you know we have agreed to acquire Southeastern Bank Financial Corporation, the holding company for Georgia Bank & Trust in Augusta, GA and Southern Bank & Trust in Aiken, SC. This 28-year-old company has a similar culture and business model to South State, and a great team of bankers with deep relationships in their communities and with their customers — making them a perfect fit.

This combination clearly strengthens our position as the premier bank in the Southeast with a great team, 133 branches in the Carolinas and Georgia and second in market share in Augusta, which is always a critical part of our merger strategy. Georgia Bank & Trust is strong in mortgage with a #1 market share and has very good retail, commercial and wealth lines of business. The locations of the Georgia Bank & Trust and Southern Bank & Trust branches do not overlap with any of our existing footprint and allows us to expand our banking network for all of our customers.

While the size of the bank gets us over the $10 billion mark that is not the reason we’re partnering with Georgia Bank & Trust and Southern Bank & Trust. As with any opportunity it’s always about the right people and the right bank and I feel we’re a great fit to carry on the legacy of relationship banking and a company culture and values that both banks have been building for decades. We look forward to welcoming the employees, customers and shareholders of Georgia Bank & Trust and Southern Bank & Trust to South State.

Pending regulatory and shareholder approval, we are planning for the system conversion to take place in first quarter of 2017. For now it is business as usual, keep serving our customers as you do each day. We look forward to sharing more news with you as this project progresses.

Thank you for your ongoing commitment to our company. The opportunity to merge with great banks like Georgia Bank & Trust are rare and these opportunities would not be possible without each of you and the great job you do for our customers each day. We are off to a great start in 2016 and this merger will put us on a good path for years to come!

Should you receive any questions from customers about this announcement, an Employee Q&A with a branch list is attached for reference.

Robert

Internal Employee Q&A

(To serve as a reference to answer customer questions.)

We are pleased to announce South State Corporation is acquiring Southeastern Bank Financial Corporation, holding company for Georgia Bank & Trust and Southern Bank & Trust. This partnership allows us to enter the Augusta, GA and Aiken, SC markets. Below is additional information to assist you with answering questions you or our customers may have. A complete branch listing is also included below.

Who is Georgia Bank & Trust?

Georgia Bank & Trust was founded in 1989 and is headquartered in Augusta, Georgia with 12 branches in the greater Augusta, GA and Aiken, SC communities. All 12 branches will remain open. Georgia Bank & Trust has a similar culture and values as we do, with a strong commitment to developing relationships with their employees, customers and communities. Much like us, Georgia Bank and Trust believes in doing the right thing for their employees and customers.

What banking services do they offer?

We both offer the same four lines of business — retail, commercial, mortgage and wealth management and operate the same Mortgage and Wealth Platforms.

When will system conversion take place?

For now, it is business as usual. Pending regulatory and shareholder approval, we expect customers will transition to South State Bank in the first quarter of 2017. We are committed to making this a smooth transition and will continue to communicate with you throughout the process.

Branch List

Georgia Bank & Trust	Main Branch	3530 Wheeler Road	Augusta, GA
	Southside Branch	3111 Peach Orchard Road	Augusta, GA
	Medical Center Branch	1530 Walton Way	Augusta, GA
	Martinez Branch	4109 Columbia Road	Martinez, GA
	Evans Branch	627 Ronald Reagan Drive	Evans, GA
	Washington Road Branch	3133 Washington Road	Augusta, GA
	Fury’s Ferry Branch	409 Furys Ferry Road	Martinez, GA
	Cotton Exchange Branch	32 8th Street	Augusta, GA
	Evans Express Branch	4440 Washington Road	Evans, GA

Southern Bank & Trust	Laurens Street Branch	149 Laurens Street NW	Aiken, SC
	North Augusta Branch	336 Georgia Avenue	North Augusta, SC
	South Aiken Branch	1001 Pine Log Road	Aiken, SC

News Release

South State Corporation Announces Merger with Southeastern Bank Financial Corporation — Expands SC and GA presence

COLUMBIA, SC & AUGUSTA, GA — (June 17, 2016) — South State Corporation (NASDAQ:SSB) and Southeastern Bank Financial Corporation (OTCQB:SBFC) jointly announced today the signing of a definitive merger agreement.  The combination of these two companies creates a premier franchise in the Carolinas and Georgia.

Founded in 1989 and headquartered in Augusta, Georgia, Southeastern is the holding company for Georgia Bank & Trust Company of Augusta and also operates as Southern Bank & Trust in Aiken County, South Carolina. Augusta is the second largest MSA in GA and Georgia Bank & Trust is the largest bank headquartered in the Augusta metro market, where it is ranked second in market share. This opportunity combines two organizations that have a similar culture, offer the same four lines of business and allow for all 12 banking branches to remain open.

“We are pleased to announce this partnership with Georgia Bank & Trust.  As the leading bank in the Augusta and Aiken markets, the company has a great reputation and a great team of bankers,” said Robert R. Hill, Jr., CEO of South State Corporation.  “Our teams and our company cultures are very similar and we look forward to enhancing customer relationships and continuing the legacy of service in these communities.”

As of March 31, 2016, Southeastern Bank Financial Corporation had approximately $1.9 billion in assets, $1.6 billion in deposits and $1.0 billion in loans.  Upon completion of the transaction, the combined company will have approximately $10.5 billion in total assets, $8.7 billion in total deposits, $7.2 billion in total loans and a network of 133 branches in the Carolinas and Georgia.

“We are pleased to be merging with a high-performing regional bank that has similar company values and culture for our employees, customers and shareholders,” said R. Daniel Blanton, CEO of Southeastern Bank Financial Corporation.  “We are excited to join with a like-minded regional bank that can build on our success and take it to a higher level for the good of our community and customers.  Together, we will strengthen our position as a premier bank in the Southeast.”

The merger agreement has been unanimously approved by the board of directors of each company.  Pending regulatory and shareholder approvals, the closing and system conversion is scheduled to occur in the first quarter of 2017.  At the closing, Southeastern Bank Financial Corporation will be merged into South State Corporation, and Southeastern’s bank subsidiary, Georgia Bank & Trust Company of Augusta, will be merged into South State’s bank subsidiary, South State Bank.

Under the terms of the agreement, shareholders of Southeastern Bank Financial Corporation will receive 0.7307 shares of SSB common stock for each share of SBFC common stock.  The stock issuance is valued at approximately $335 million in the aggregate, based on 6,746,897 shares of SBFC common stock outstanding and on South State’s June 15, 2016 closing stock price of $67.68.

SSB will host a conference call to discuss the transaction at 10:00 a.m. EST on Friday, June 17, 2016. Callers wishing to participate may call toll-free by dialing (877) 506-9272.  The number for international participants is (412) 380-2004.  The conference ID number is 10087433.  To expedite access, please state your name and your company name when you reach an operator. Participants can also listen to the live audio webcast through the Investor Relations section of www.SouthStateBank.com. A replay will be available from 2 p.m. Eastern Time on June 17, 2016 until 9 a.m. on July 1, 2016.  To listen to the replay, dial (877) 344-7529 or (412) 317-0088.  The passcode is 10087433.  The event will also be archived and available beginning June 17 by midnight Eastern Time in the Investor Relations section of www.SouthStateBank.com.

Keefe, Bruyette, & Woods, Inc. served as financial advisor and Wachtell, Lipton, Rosen & Katz provided legal counsel to South State Corporation. Sandler O’Neill + Partners, L.P. served as financial advisor and Bryan Cave LLP served as legal counsel to Southeastern Bank Financial Corporation.

South State Corporation is the largest bank holding company headquartered in South Carolina. Founded in 1933, the company’s primary subsidiary, South State Bank, has been serving the financial needs of its local communities in 24 South Carolina counties, 13 Georgia counties and 4 North Carolina counties for over 80 years. South State Corporation has assets of approximately $8.7 billion and its stock is traded under the symbol SSB on the NASDAQ Global Select Market. More information can be found at www.SouthStateBank.com.

Southeastern Bank Financial Corp. is the $1.9 billion-asset bank holding company of Georgia Bank & Trust Company of Augusta (GB&T). GB&T is the largest locally owned and operated community bank in the Augusta metro market, with nine full-service Augusta-area offices, three full-service offices in Aiken County, S.C., operating as Southern Bank & Trust and one limited service Loan Production Office in Athens, Ga. The company also has mortgage operations in Augusta and Savannah. The bank’s focus is primarily on real estate, commercial and consumer loans to individuals, small to medium-sized businesses and professionals, and also provides wealth management and trust services. The company’s common stock is publicly traded under the symbol SBFC on OTCQB. Investors can find Real-Time quotes and market information for the Company on www.otcmarkets.com or by visiting the Company’s website, www.georgiabankandtrust.com.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Statements included in this communication which are not historical in nature are intended to be, and are hereby identified as, forward looking statements for purposes of the safe harbor provided by Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.   The words “may,” “will,” “anticipate,” “should,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “may,” and “intend,” as well as other similar words and expressions of the future, are intended to identify forward looking statements.  South State Corporation (“SSB”) cautions readers that forward looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from anticipated results.  Such risks and uncertainties, include, among others, the following possibilities:  the occurrence of any event, change or other circumstances that could give rise to right of one or both of the parties to terminate the definitive merger agreement between SSB and Southeastern Bank Financial Corporation (“SBFC”); the outcome of any legal proceedings that may be instituted against SSB or SBFC; the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction), and shareholder approvals or to satisfy any of the other conditions to the transaction on a timely basis or at all; the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where SSB and SBFC do business; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction;  SSB’s ability to complete the acquisition and integration of SBFC successfully; credit risk associated with an obligor’s failure to meet the terms of any contract with the bank or otherwise fail to perform as agreed; interest risk involving the effect of a change in interest rates on both the bank’s earnings and the market value of the portfolio equity; liquidity risk affecting the bank’s ability to meet its obligations when they come due; price risk focusing on changes in market factors that may affect the value of traded instruments in “mark-to-market” portfolios; transaction risk arising from problems with service or product delivery; compliance risk involving risk to earnings or capital resulting from violations of or nonconformance with laws, rules, regulations, prescribed practices, or ethical standards; strategic risk resulting from adverse business decisions or improper implementation of business decisions; reputation risk that adversely affects earnings or capital arising from negative public opinion; terrorist activities risk that results in loss of consumer confidence and economic disruptions; cybersecurity risk related to SSB’s dependence on internal computer systems and the technology of outside service providers, as well as the potential impacts of third-party security breaches, subjects the company to potential business disruptions or financial losses resulting from deliberate attacks or unintentional events; economic downturn risk resulting changes in the credit markets, greater than expected noninterest expenses, excessive loan losses and other factors and the implementation of federal spending cuts currently scheduled to go into effect; and other factors that may affect future results of SSB and SBFC. Additional factors that could cause results to differ materially from those described above can be found in SSB’s Annual Report on Form 10-K for the year ended December 31, 2015 and in its subsequent Quarterly Reports on Form 10-Q, including for the quarter ended March 31, 2016, each of which is on file with the Securities and Exchange Commission (the “SEC”) and available in the “Investor Relations” section of SSB’s website, http://www.southstatebank.com, under the heading “SEC Filings” and in other documents SSB files with the SEC, and in SBFC’s Annual Report on Form 10-K for the year ended December 31, 2015 and in its subsequent Quarterly Reports on Form 10-Q, including for the quarter ended March 31, 2016, each of which is on file with the SEC and in other documents SBFC files with the SEC.

All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither SSB nor SBFC assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

IMPORTANT ADDITIONAL INFORMATION

In connection with the proposed transaction between SSB and SBFC, SSB will file with the SEC a Registration Statement on Form S-4 that will include a Joint Proxy Statement of SSB and SBFC and a Prospectus of SSB, as well as other relevant documents concerning the proposed transaction. The proposed transaction involving SSB and SBFC will be submitted to SBFC’s shareholders and SSB’s shareholders for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. SHAREHOLDERS OF SSB AND SHAREHOLDERS OF SBFC ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Shareholders will be able to obtain a free copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about SSB and SBFC, without charge, at the SEC’s website (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to South State Corporation, 520 Gervais Street, Columbia, South Carolina 29201, Attention: John C. Pollok, Senior Executive Vice President, CFO and COO, (800) 277-2175 or to Southeastern Bank Financial Corporation, 4487 Columbia Road, Martinez, Georgia 30907, Attention:  Darrell R. Rains, Executive Vice President and Chief Financial Officer, (706) 738-1378.

PARTICIPANTS IN THE SOLICITATION

SSB, SBFC, and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Information regarding SSB’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 4, 2016, and certain of its Current Reports on Form 8-K.  Information regarding SBFC’s directors and executive officers is available in its definitive proxy statement, which was filed with SEC on March 30, 2016, and certain of its Current Reports on Form 8-K.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC.  Free copies of this document may be obtained as described in the preceding paragraph.

###

For Immediate Release

Contact Information:	South State Corporation

	Analyst Contact	Media Contact
	Jim Mabry	Donna Pullen
	(843) 529-5593	(803) 765-4558

Southeastern Bank Financial Corporation

Analyst and Media Contact
Ron Thigpen
(706) 481-1014

Transcript of Remarks by Executives of South State Corporation and Southeastern Bank Financial Corporation as part of investor call held on June 17, 2016 and posted on June 17, 2016

Operator

Good morning and welcome to the SSB SBFC Analyst Call.  Today’s call is being recorded and all participants will be in listen-only mode for the first part of the call.  Later, we will open the line for questions with the Research Analyst Community.  I will now turn the call over to Jim Mabry, South State Corporation Executive Vice President in charge of Investor Relations and M&A.

Jim Mabry

Thank you for calling in today to the SSB SBFC Analyst Call.  Before beginning, I want to remind listeners that the discussion contains forward-looking statements regarding our financial condition and results.  Please refer to slide #2 for cautions regarding forward-looking statements and discussion regarding the use of Non-GAAP measures.  I will now turn the call over to Robert Hill our Chief Executive Officer.

Robert Hill

Good morning.  We are pleased to share with you the announcement that Southeastern Bank Financial Corporation, based in Augusta, Georgia has agreed to merge with South State Corporation.  With me to discuss this combination is John Pollok our Chief Financial and Chief Operating Officer and Dan Blanton, the Chief Executive Officer of Southeastern.  John and I will discuss the merits of the merger and walk through the investor slides that we made available earlier this morning.  Following our comments, I will ask Dan to provide his perspective on the merger.  We will then take questions from the research analyst community.

We completed our last whole bank merger in 2013 and have taken time since then to focus on ways to improve the way we do business.  These efforts have helped improve our operating performance and prepare us for future growth.  M&A activity has also been very robust over the last 9 months as we worked to determine the right next move to position us well for the future.  Southeastern has always been a preferred potential partner of ours as we have admired how this company was operated and the fact that it is the dominate bank in the Augusta Market.

One of the critical components for us in any potential merger is a solid cultural fit.  As we started our discussions, it became clear to us that South State and Southeastern are similar in many aspects but none more important than our culture and values.  We also both have a long history of high performance, successful organic growth, and outstanding bankers.

We have long respected the way that Southeastern does business through Georgia Bank and Trust and Southern Bank and Trust.  The strong historical results speak to the quality of the team at Southeastern. The company has grown organically by focusing on consumer, commercial, wealth and mortgage, the same lines of business that South State offers.  They have built a sound, profitable and growing company similar to South State. We believe the compatibility of our two companies bodes well for a successful merger.

As you can see from page 3 of our presentation, Southeastern branches do not overlap directly with us, but they operate in markets that fit perfectly and complement our existing footprint. They conduct business through 12 branch locations in Georgia and South Carolina and we intend to keep those offices open.  Together, we would be approximately $10.5 billion in assets, with 133 branches in Georgia, South and North Carolina.

Turning to page 4, this proposed transaction would exchange .7307 of South State shares for each Southeastern share.  That ratio is fixed and not subject to any caps or collars.  Based upon our closing price from the 15th, this represents $49.45 per share or $335 in total deal value.  At that valuation the price is approximately 187% of Southeastern’s March 31, 2016 tangible book value per share and 16.8 times latest twelve months earnings.  We anticipate that closing will take place early in the first quarter of 2017, subject to regulatory and shareholder approvals.

On page 5, Southeastern enjoys number 2 deposit market share position in the Augusta MSA and is number 1 in mortgage volume.  These locations strengthen our competitive position in Georgia and in South Carolina.  Importantly they have built their balance sheet with strong funding that reflects their focus on relationship banking.

On page 6 we highlight the transaction’s rationale.  We have talked about the importance of companies that we partner with having a similar business approach.  Southeastern has grown primarily through organic means and by focusing on doing the right thing for the customer and the community.  Their success is reflected in the financial results with strong capital, core funding, asset quality and earnings.  Augusta is the second largest market in Georgia and Southeastern has attained the second highest deposit share in that market.

Finally, this merger moves us further down the path towards our goal of earning $5.00 per share annually, while offsetting the costs associated with crossing $10 Billion, and with minimal dilution to our shareholders tangible book value.

I will now turn the call over to John Pollok who will take you through the transaction terms and some of the financial implications of this merger.

John Pollok

Thank you, Robert.

Picking up on page 7, this merger will accelerate the timing of us crossing $10 Billion in assets and, most notably, bring the impact of lost interchange income from Durbin into the 3rd quarter of 2018.  We currently estimate that impact to be about $7.6 Million after tax on an annualized basis.

We are continuing with other initiatives that will help offset this lost revenue independent of this merger, but have modeled the full impact of Durbin on this transaction.  As it relates to DFAST, we are well underway with our plans for compliance, with some of these expenses already in our run rate.

On page 8, we give you some of our modeling assumptions.  We are estimating 35% cost saves off of their 2017 projected expenses, 75% of which we anticipate achieving in 2017.  We are planning for a 1st quarter systems conversion, so we should be on the path to achieve 100% of the planned cost saves by the 2nd half of the year.

On the credit side, our credit team performed a very comprehensive credit review.  Their loan portfolio, much like ours, is made up of fairly small loan balances, and our review covered approximately 50% of the roughly $1 Billion in loan balances, which included 100% of all loans over $500 Thousand.  The review captured 98% of non-owner-occupied commercial loans.  Our initial credit mark estimation is $28 Million, or approximately 2.7% of their portfolio, and roughly $6 Million above their allowance level at quarter end.

We estimate total one-time after-tax deal costs of $28 Million with this transaction.

Turning to page 9, if we put the Durbin impact completely on this deal, then we estimate low single digit EPS accretion in the first few years growing to mid-single digit accretion in the later years.

We estimate Tangible Book Value dilution to be very minimal at around 1%, with an estimated earn-back period of less than 3 years.  Again, this puts the Durbin impact on this transaction, without which, the earn-back period would likely be cut in half.

Southeastern has strong capital levels and we estimate pro-forma tangible common equity to tangible assets of around 8.5% and total risk based capital ratio levels of around 13%.  Much like us, they have managed CRE concentration levels carefully, which provides the combined company room to grow select relationships in this category.

Revenue synergies are not included in our modeling estimates.  However, we feel very good about several opportunities, specifically in wealth management and mortgage banking.

On page 10, you can see this merger continues our increase in scale with pro-forma Assets Under Management and Care approaching $5 Billion.  There are good opportunities for us to offer a broader range of our current services to existing and potential customers in this market.

On the mortgage side, Southeastern currently sells their secondary market product to third parties with servicing released.  We sell the majority of our product directly to Fannie Mae, Freddie Mac and Ginnie Mae with servicing retained.  With their strong volumes running through our platform, we think there is significant upside potential on the mortgage front.

I will now turn the call back over to Robert for some summary comments.

Robert Hill

Thank you, John.

In summary, this acquisition is consistent with our preference for banks with a strong market position that enhances our existing footprint.  We also have great respect for the way Georgia Bank and Trust and Southern Bank and Trust have built sustainable customer relationships with a talented team of bankers. This acquisition further expands our franchise and keeps us positioned for additional growth organically or through acquisitions.

Before opening the call to the analyst community for questions, I would like to ask Dan Blanton, CEO of Southeastern, for his comments on today’s announcement.

Dan Blanton

Thank you, Robert.
On behalf of Georgia Bank & Trust and Southeastern Bank financial, we’re delighted to be a part of this great organization.
For us it just seems like such a great fit as we look at the potentials out there it really gives us the ability to really serve our community in a much bigger and broader way.  We have a dynamic community in Augusta, Georgia that’s growing in a lot of great opportunities there and this being a part of a big organization gives us the ability to take better care of that community. And also gives our shareholders an opportunity for liquidity as a publicly traded company.  We did not have the ability to offer our shareholders liquidity and this is a great solution for them so again we are delighted to be a part of this organization.

Operator

We will now open the line for questions.  If you’d like to ask questions, please press * then 1 on your touch-tone phone.  If you are using a speakerphone, please pick up your handset before pressing the keys.  To withdraw your question, please press * then 2.  At this time, we will pause momentarily to assemble our roster.

Christopher Marinac, FIG Partners

Thanks.
Good morning, Robert and John and team, I wanted to ask about the impact of the Durbin amendment from the stand point of sort of does that change as we get into 2018?
Or, in fact, could that actually get lower simply just because you run the business outside of this one issue?

John Pollok

Chris, this is John.
I think the way that we look at it is today when you look at us pro forma wise is we’re going to begin to have this impact really in made mid-2018 and it’s $7.6 million annualized.
As you know we lose about $.14 per debit transaction.
And so we will begin a process in the third quarter but we feel like Chris I don’t think really anything changes that obviously customer behavior could change that some but feel pretty comfortable with the estimate that we have starting in the third quarter.

Chris Marinac

Okay.  Great.  And then I guess it just a some more local perspectives, talk a little bit about the stability of a gust over time from an economy perspective and then also the opportunity with some of the big banks with large market share that really aren’t down this there.

Dan Blanton

Thanks, Chris.  This is Dan.
Augusta is a dynamic community. We have got a lot of things going and I guess the most important thing going in Augusta Georgia right now is and for the longest time we have been the NSA headquarters for Southwest Asia and now we have the cyber command transitioning down to Augusta Georgia from Fort Meade so the growth opportunities in our market are absolutely incredible along with that we’ve got the combination of our community college along with the medical College of Georgia and Augusta University and its just a tremendous growth opportunity in our market and we’ve always had a very stable market or other parts of the country kind of peak and hit a big Valley and we’ve always just kind of rippled in between so we’re very excited and proud of our community.

Robert Hill

Chris, this is Robert. Just one thing to add is obviously we’ve always felt because we’ve been on the other end of the stick, we’ve been below in market share in many of our markets a long time ago and our dominant market share is critical to something that we look at in potential merger partners and with them having 20% share in a great market is very hard to replicate and if you look at the competitors, what we’ve said for years is we like to be positioned where it’s us versus the big guys because we really separate ourselves and really distinguish ourselves when we can compete directly head to head with large companies and if you look Wells Fargo, BankAmerica, and SunTrust — I mean — and then us that’ll be the top four so really well positioned, I think, to continue to move share from larger companies.

Chris Marinac

Sounds good.  Thanks very much for the background.

Jefferson Harralson, KBW

Hey.  Good morning, guys.
Congratulations.  How should we think about I think you may have given us all the numbers I’ve figured this out but how should we think about this deal by itself at on and accretive standpoint should this is a 10% to 12%?  Accretive excluding the Durbin hit?

John Pollok

Jefferson, this is John.  That it feels a pretty high in the number.  I think when you think about ex Durbin when you look at that, I would say it’s kind of maybe a little bit more than mid-single digits but 10% I would think would be — you’d have to have a lot of synergies to achieve that number.

Jefferson Harralson

All right and a follow-up that on the 35% cost savings South a little high given there’s not a lot of overlap you’re not planning any branch closures should you talk about some of the synergies that you are expecting to get?

John Pollok

Jefferson, we looked and this is John again we kind of looked at their expense run rate and so we pro forma’ed this based on kind of a 2017 expenses which is right under $50 million and we looked at the cost save said so that’s about the — roughly about $17 million in cost saves. They had 12 offices in the Augusta area.  But feel like that’s very achievable.  I know there’s not a lot of overlap but they do — they have a lot of systems in-house that they do so obviously a fair amount on the support side, cost save said that we feel like the 35% is very achievable.

Jefferson Harralson

Thanks, guys.

Jennifer Demba, SunTrust

Thank you.  Good morning.  Congratulations on your deal.
Just have a few questions on your assumptions.
On the earnings accretion, just wondering how much just accounting depletion decline from other deals you’re assuming there and are you including — I know you’re including interchange fees does are you including higher FDIC premiums or other cause that have not yet started for you with crossing $10 million?

John Pollok

Jennifer, this is John.
I think from an earnings accretion side, and I think as you’ve heard us say in the past, our targets to get to five dollars a share.  We feel like this enhances that.
As you know, with earnings accretion, there’s a lot of timing.
We don’t obviously have not done the fair value accounting on this transaction yet.
But don’t feel like that the earnings accretion is going to be a big headwind as you know last quarter.
We had 10% loan growth.
We felt like that was a place we needed to get to from a growth is standpoint because of our accretively yield and could you repeat the second part of your question for me?

Jennifer Demba

You said it you included the Durbin amendment hit in your earnings accretion estimate.  Just wondering if — are you including higher FDIC premiums or stress testing costs?

Are those also included when you look at this low to mid single-digit earnings accretion never?

John Pollok

They are included and when we look at those two charges, we allocate those to the cost save a side of the equation so those are embedded in the 35% cost saves but as you know on the DFAST said, as we announced at the beginning of the year with our 10 branch reductions we were going to reinvest that back in the company and as you know this quarter we’re closing a fair amount of those branches so we were well on our way to be able to pay for that and I think — when I think about Durbin and I think about DFAST and I think about the FDIC surcharge, as we put in the slide, you know we’re working on other initiatives to pay for this. We feel like that’s something that you’ve got to change fundamentally in your company so we’re continuing to work on cost saves internally to be able to pay for that but we felt like from a presentation standpoint as you look at the deal we wanted to load all of those costs in our estimates upfront.

Jennifer Demba

Okay.  And how much accretively yield are you assuming in this deal?

John Pollok

We don’t — again, we have not done it any of the fair value analysis so we’re just taking their baseline earnings and their baseline expenses so we haven’t looked at that, Jennifer.

Jennifer Denba

And one more question is there going to be a rate mark?

John Pollok

I don’t know that yet.  There might be some mark there but it’s a little early to tell on that.

Jennifer Demba

Okay.
Thank you very much.

Peyton Green, Piper Jaffray

Yes.  Good morning.  Congratulations.
Looks like a very solid deal.  I was wondering if the interchange income just to be clear, does that include the effect of their interchange income going down and both of yours?  Or is that just on your side?

John Pollok

It does include both, Peyton.  We’ve looked at both so yes obviously we’ve looked at their interchange and our interchange income but yes it does have both and like I said, I think slide 7 kind of lays it out there pretty nice for you.  You can see the impact would begin in the third quarter of 2018.

Peyton Green

Okay.  And then, as you all look at the acquisition, I mean what did you kind of make assumption wise in terms of their revenue growth rate going forward or their loan growth rate, deposit growth rate going forward?

John Pollok

Peyton, we obviously looked at them historically. They obviously are a company that has a lot of organic growth that they’ve been able to do in their market that’s one of the things we’re very excited about so a mid single-digit kind of growth rate.

Peyton Green

Okay.  All right.  Great.  Thank you very much for taking my questions.

Operator Instructions

There are no further questions I will now turn the call back over to John Pollok.

John Pollok

Thanks everyone for your time today we will be participating in the KBW 2016 Southeastern Bank conference in Key West South Carolina beginning on June 22. We look forward to reporting to you again soon.

Operator Instructions

The conference is now concluded.
Thank you for attending.
You may now disconnect.

[ Event Concluded ]
Transcript complete.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Statements included in this communication which are not historical in nature are intended to be, and are hereby identified as, forward looking statements for purposes of the safe harbor provided by Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  The words “may,” “will,” “anticipate,” “should,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “may,” and “intend,” as well as other similar words and expressions of the future, are intended to identify forward looking statements.  South State Corporation (“SSB”) cautions readers that forward looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from anticipated results.  Such risks and uncertainties, include, among others, the following possibilities:  the occurrence of any event, change or other circumstances that could give rise to right of one or both of the parties to terminate the definitive merger agreement between SSB and Southeastern Bank Financial Corporation (“SBFC”); the outcome of any legal proceedings that may be instituted against SSB or SBFC; the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction), and shareholder approvals or to satisfy any of the other conditions to the transaction on a timely basis or at all; the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where SSB and SBFC do business; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction;  SSB’s ability to complete the acquisition and integration of SBFC successfully; credit risk associated with an obligor’s failure to meet the terms of any contract with the bank or otherwise fail to perform as agreed; interest risk involving the effect of a change in interest rates on both the bank’s earnings and the market value of the portfolio equity; liquidity risk affecting the bank’s ability to meet its obligations when they come due; price risk focusing on changes in market factors that may affect the value of traded instruments in “mark-to-market” portfolios; transaction risk arising from problems with service or product delivery; compliance risk involving risk to earnings or capital resulting from violations of or nonconformance with laws, rules, regulations, prescribed practices, or ethical standards; strategic risk resulting from adverse business decisions or improper implementation of business decisions; reputation risk that adversely affects earnings or capital arising from negative public opinion; terrorist activities risk that results in loss of consumer confidence and economic disruptions; cybersecurity risk related to SSB’s dependence on internal computer systems and the technology of outside service providers, as well as the potential impacts of third-party security breaches, subjects the company to potential business disruptions or financial losses resulting from deliberate attacks or unintentional events; economic downturn risk resulting changes in the credit markets, greater than expected noninterest expenses, excessive loan losses and other factors and the implementation of federal spending cuts currently scheduled to go into effect; and other factors that may affect future results of SSB and SBFC. Additional factors that could cause results to differ materially from those described above can be found in SSB’s Annual Report on Form 10-K for the year ended December 31, 2015 and in its subsequent Quarterly Reports on Form 10-Q, including for the quarter ended March 31, 2016, each of which is on file with the Securities and Exchange Commission (the “SEC”) and available in the “Investor Relations” section of SSB’s website, http://www.southstatebank.com, under the heading “SEC Filings” and in other documents SSB files with the SEC, and in SBFC’s Annual Report on Form 10-K for the year ended December 31, 2015 and in its subsequent Quarterly Reports on Form 10-Q, including for the quarter ended March 31, 2016, each of which is on file with the SEC and in other documents SBFC files with the SEC.

All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither SSB nor SBFC assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

IMPORTANT ADDITIONAL INFORMATION

In connection with the proposed transaction between SSB and SBFC, SSB will file with the SEC a Registration Statement on Form S-4 that will include a Joint Proxy Statement of SSB and SBFC and a Prospectus of SSB, as well as other relevant documents concerning the proposed transaction. The proposed transaction involving SSB and SBFC will be submitted to SBFC’s shareholders and SSB’s shareholders for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. SHAREHOLDERS OF SSB AND SHAREHOLDERS OF SBFC ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Shareholders will be able to obtain a free copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about SSB and SBFC, without charge, at the SEC’s website (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to South State Corporation, 520 Gervais Street, Columbia, South Carolina 29201, Attention: John C. Pollok, Senior Executive Vice President, CFO and COO, (800) 277-2175 or to Southeastern Bank Financial Corporation, 4487 Columbia Road, Martinez, Georgia 30907, Attention:  Darrell R. Rains, Executive Vice President and Chief Financial Officer, (706) 738-1378.

PARTICIPANTS IN THE SOLICITATION

SSB, SBFC, and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Information regarding SSB’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 4, 2016, and certain of its Current Reports on Form 8-K.  Information regarding SBFC’s directors and executive officers is available in its definitive proxy statement, which was filed with SEC on March 30, 2016, and certain of its Current Reports on Form 8-K.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC.  Free copies of this document may be obtained as described in the preceding paragraph.